23A SBIC/DealerTrack Holdings, Inc. Exhibit 99.1

Name and Address of Reporting Person	Designated Reporter1	Statement for month/day/year	Deemed Execution Date , if any (month/day/ year)	Issuer Name, Ticker or Trading Symbol	Title of Security[1]	Title of Derivative Securities and Title and Amount of Securities Underlying Derivative Securities	Ownership Form: Direct (D) or Indirect (I)	Nature of Indirect Beneficial Ownership[1]	Disclaims Pecuniary Interest
J.P. Morgan Partners (23A SBIC Manager), Inc. c/o J.P. Morgan Partners, LLC 270 Park Avenue- 39th Floor New York, New York 10017	J.P. Morgan Partners (23A SBIC), LP	October 12, 2006	N/A	DealerTrack Holdings, Inc. (“TRAK”)	Common Stock	N/A	I	See Explanatory Note 2 below	No

Explanatory Note:

1)
The Designated Reporter is executing this report on behalf of the Reporting Person who has authorized it to do so. The Reporting Person disclaims beneficial ownership of the securities to the extent it exceeds its pecuniary interest therein. The Reporting Person is a member of the private equity business unit of JPMorgan Chase & Co., a publicly traded company.

2)
The amounts shown represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (23A SBIC), L.P. (“JPM 23A SBIC”), a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the general partner of JPM 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM 23A SBIC. The Reporting Person disclaims beneficial ownership in the securities to the extent it exceeds its pecuniary interest therein.